September 25, 2014

Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park

New York, NY 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long

Terence O’Brien

Nudrat Salik

Jessica Dickerson

Era Anagnosti

Re:	Vivint Solar, Inc.

Registration Statement on Form S-1 (Form No. 333-198372)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several prospective underwriters, wish to advise that between September 18, 2014 and the date hereof, approximately 2,738 copies of the Preliminary Prospectus, dated September 18, 2014, were distributed to prospective underwriters, institutional investors, prospective dealers and others.

The undersigneds, as representatives of the several prospective underwriters, have and will, and each underwriter and dealer has advised the undersigneds that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Washington, D.C. time, on September 30, 2014 or at such later time as Vivint Solar, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

[Remainder of page intentionally left blank]

Very truly yours,

GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
As representatives of the prospective underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matthew Leavitt
Name:	Matthew Leavitt
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
As representatives of the prospective underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeremiah Hux
Name:	Jeremiah Hux
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]